20010492

SION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: pHpartners, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1636 Mount Larson Road
(No. and Street)

| Austin | TX | 78746 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin Perkins 415-317-1122

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC
(Name – *if individual, state last, first, middle name*)

| P.O. Box 27887 | Austin | TX | 78755 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Benjamin Perkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of pHpartners, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______________

_______________

_______________

Signature

Managing Partner

Title

Notary Public

PETER HALL
Notary Public, State of Texas
Comm. Expires 09-16-2020
Notary ID 130825650

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PH Partners, LLC

Financial Statements and Supplemental Schedules

With Report of Independent Registered Public Accounting Firm

December 31, 2019

**PH Partners, LLC**
**Index to Financial Statements and Supplemental Schedules**
**December 31, 2019**

BAUER
& COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of pH Partners, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of pH Partners, LLC as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of pH Partners, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of pH Partners, LLC's management. Our responsibility is to express an opinion on pH Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to pH Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) and the Information Relating to the Possessions or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of pH Partners, LLC's financial statements. The supplemental information is the responsibility of pH Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

**BAUER & COMPANY, LLC**

*Bauer & Company, LLC*

We have served as pH Partners, LLC's auditor since 2018.

Austin, Texas
February 28, 2020

**PH Partners, LLC**
**Statement of Financial Condition**
**December 31, 2019**

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 409,601 |
| Accounts receivable (net of allowance for credit losses of $202,815) | | 145,602 |
| Other current assets | | 45,981 |
| **Total assets** | | **601,184** |
| | | |
| **Liabilities and member's equity** | | |
| Liabilities: | | |
| Accounts payable | $ | 58,251 |
| Payroll liabilities | | 53,199 |
| Total liabilities | | 111,451 |
| Member's equity: | | 489,733 |
| **Total liabilities and member's equity** | **$** | **601,184** |

The accompanying notes are an integral part of these financial statements.

**PH Partners, LLC**
**Statement of Operations**
**For the year ended December 31, 2019**

| | |
|---|---|
| Revenues: | |
| Advisory revenue | $ 640,000 |
| Success fee | 1,058,904 |
| Real estate commissions | 451,978 |
| Other income | 14 |
| Total revenues | $ 2,150,896 |
| | |
| Operating expenses: | |
| Commission and compensation | 535,584 |
| Regulatory fees | 18,495 |
| Travel and entertainment | 114,760 |
| Legal and professional | 182,608 |
| Technology and communication | 22,510 |
| Bad debt expense | 215,315 |
| Office and occupancy | 41,102 |
| Other expense | 44,490 |
| Total operating expenses | $ 1,174,864 |
| | |
| Net income before income taxes | $ 976,032 |
| | |
| Income tax expense | - |
| | |
| Net income | $ 976,032 |

The accompanying notes are an integral part of these financial statements.

**PH Partners, LLC**
**Statement of Changes in Member's Equity**
**For the year ended December 31, 2019**

| | Capital Distributions | Net Income (Loss) | Member's Equity |
|---|---|---|---|
| Balance - December 31, 2018 | $ - | $ - | $ 202,760 |
| Contributions | 31,317 | - | 31,317 |
| Distributions of capital | (720,378) | | (720,378) |
| Net income (loss) | - | 976,032 | 976,032 |
| Balance - December 31, 2019 | $ (689,061) | $ 976,032 | $ 489,733 |

The accompanying notes are an integral part of these financial statements.

**PH Partners, LLC**
**Statement of Cash Flows**
**For the year ended December 31, 2019**

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 976,032 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation expense | 9,139 |
| Changes in operating assets and liabilities: | |
| Accounts receivable | (122,793) |
| Other current assets | (33,574) |
| Accounts payable | 91,839 |
| Net cash provided by operating activities | 920,643 |
| Cash flows from investing activities: | |
| Purchase of property and equipment | (9,139) |
| Net cash used in investing activities | (9,139) |
| Cash flows from financing activities: | |
| Member distributions | (720,378) |
| Member contributions | 31,317 |
| Net cash used in financing activities | (689,061) |
| Net increase in cash | 222,443 |
| Cash and cash equivalents at beginning of year | 187,158 |
| Cash and cash equivalents at end of year | $ 409,601 |

| | |
|---|---|
| Supplemental disclosures of cash flow information: | |
| Taxes | $ - |
| Interest | $ - |

The accompanying notes are an integral part of these financial statements.

**PH Partners, LLC**
**Notes to the Financial Statements**
**December 31, 2019**

**Note 1 – Nature of Business**

PH Partners, LLC (the "Company"), a Delaware Corporation, is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the provisions of Paragraph k(2)(i) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of the Rule. The Company focuses primarily on two types of business: 1) private placements of securities; and 2) other securities business comprised mainly of merger and acquisition (M&A) advisory services.

**Note 2 – Significant Accounting Policies**

*Basis of Accounting*
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

*Cash and Cash Equivalents*
For purposes of the statements of cash flows, the Company considers all highly liquid financial instruments, with original maturities of three months or less when purchased, to be cash.

*Use of Estimates*
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Revenue Recognition and Accounts Receivable*

*Significant Judgments*
Revenue from contracts with customers includes advisory revenue, success fees, and real estate commissions. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Under routine contracts, the Company recognizes revenue on engagements in three distinct manners: 1) advisory revenue on non-refundable retainers recognized as a one-time upfront consideration or recognized on a monthly basis for a defined period, 2) a success fee is payable when a transaction is consummated, and 3) commission based payments associated with real estate transactions executed through a partnership with Hamilton Zanze ("HZ").

## Note 2 – Significant Accounting Policies (continued)

Non-refundable retainers – When engaging with investment banking clients, the Company collects a retainer for services that will be performed post-signing of the engagement letter including, but not limited to, preparation of power point presentations and confidential information memorandums, financial analysis and modeling and competitive market analysis. The Company believes that the performance obligation is satisfied in accordance with the contract and upon receipt from customer.

Success fees are generally calculated as a percentage of either the purchase price of the asset (in an M&A transaction) or a percentage of the amount raised (in a private placement). This fee is payable upon the successful close of a transaction. The fee is paid for successfully marketing the deal and identifying a target that offers the greatest value for the client. Private placement contracts can include a clause requiring a warrant be issued to PH Partners calculated as a percentage of the amount raised. The terms of an engagement grant the Company the exclusive right to act on behalf of the client for a period ranging from 90 to 365 days from the date the engagement letter is executed. The Company believes that the performance obligation is satisfied on the closing date because that is when the underlying financial instrument and the risks/rewards of ownership have been transferred to/from the investor.

Regarding commission based payments, the Company served as a broker-dealer in 2019 assisting HZ clients with CantorFitzgerald ("CF") managed DST transactions. The relationship with CF provided for a 3% commission on dollars invested, as well as, a 1% fee advertising allocation.

The Company determines accounts to be uncollectible after the past due account has been reviewed by the Company's legal counsel and deemed uncollectible by regular collection procedures. As of December 31, 2019, the Company has $215,315 of accounts receivable deemed uncollectible.

*Financial Instruments and Credit Risk*
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, loans to related parties and accounts payable and accrued expenses. From time to time, the Company has cash and cash equivalents in excess of federally insured limits. Management considers the financial institution to be financially stable and no loss of funds has been incurred or anticipated.

*Advertising Costs*
The Company's policy for advertising costs is to expense the costs as incurred. The Company had $8,652 in advertising expenses for 2019.

*Fair Value Measurements*
The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, other assets, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

**Note 2 – Significant Accounting Policies (continued)**

*Income Taxes*
The financial statements do not include a provision for income taxes because the Company is not a taxable entity. The Company is treated as a pass-through for federal income tax purposes.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law.

The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as part of the income tax expense, if any. There are no uncertain tax positions as of December 31, 2019.

The Company is subject to Texas franchise tax, which is based on taxable margin, rather than being based on federal taxable income. For the year ended December 31, 2019, the Company recorded $0 in Texas margin tax expense.

*Management Review*
The Company has evaluated subsequent events through February 28, 2020, the date of the Report of Independent Registered Public Accounting Firm, the date the financial statements were available to be issued.

*Recent Accounting Pronouncements*
*Lease*
Starting in February 2016 and continuing into 2019, the FASB issued standards on the recognition and measurement of leases ("Topic 842"). The Company adopted these standards at the beginning of the year ended December 31, 2019. The standards provide a number of optional practical expedients and policy elections in transition. The Company elected the 'package of practical expedients' under which the Company did not reassess under the standards its prior conclusions about lease identification, lease classification, and initial direct costs.

**PH Partners, LLC**
**Notes to the Financial Statements (Continued)**
**December 31, 2019**

## Note 2 – Significant Accounting Policies (continued)

*Property and Equipment*
Property and equipment are recorded at cost and are depreciated using the straight-line depreciation method over their estimated useful lives. Computers and equipment are depreciated over three years. Upon disposal, property and equipment and the related accumulated depreciation and amortization are removed from the accounts and the resulting gain or less is reflected in the statement of operations.

## Note 3 – Property and Equipment

Property and equipment consists of the following as of December 31, 2019:

| | |
|---|---|
| Furniture and fixtures | $ 7,190 |
| Equipment and computers | 1,949 |
| Subtotal | 9,139 |
| Less Accumulated Depreciation | ($ 9,139) |
| Total | $ 0 |

Depreciation expenses for the year ended December 31, 2019 was $9,139.

## Note 4 – Commitments and Contingencies

*Litigation*
The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

*Risk Management*
The Company maintains various forms of insurance that Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

*Vehicle Lease*
Commencing July 17, 2018 the Company entered a new vehicle lease agreement for the owner of the Company. The total lease expense under the vehicle lease was $23,384 for the year ended December 31, 2019. As of December 31, 2019, the Company has future minimum lease payments of the following:

| | |
|---|---|
| 2020 | $ 23,388 |
| 2021 | 9,745 |
| | $ 33,133 |

## Note 4 – Commitments and Contingencies (continued)

*Operating Lease*

In June 2019, the company entered into a new 5-year lease agreement. The Lease agreement is expected to commence in March 2020. The Company will record the related right-of-use asset and lease liabilities on the commencement date, the date the space is available for use. As of December 31, 2019, the Company has the following future minimum lease payments under the contractual obligation:

| | |
|---|---|
| 2020 | $ 39,133 |
| 2021 | 47,694 |
| 2022 | 48,574 |
| 2023 | 49,455 |
| 2024 | 50,335 |
| 2025 | 8,414 |
| Total minimum lease payments | $ 243,605 |

## Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and prohibits a broker-dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the rule. The Company's ratio of aggregate indebtedness to net capital was .37 to 1. At December 31, 2019, the Company had net capital of $298,151, which was $290,721 in excess of its required net capital of $7,430 on that day.

## Note 6 - Concentration

During the year ended December 31, 2019, the Company had three clients that represented 56% of total revenues, one of which represented 50% of total accounts receivable.

## SUPPLEMENTAL INFORMATION

**PH Partners, LLC**
**Computation of Net Capital and Aggregate Indebtedness**
**Pursuant to Rule 15c3-1 of the Securities and Exchange Commission**
**For the Year Ended December 31, 2019**
**SCHEDULE I**

| | | |
|---|---|---|
| Total member's equity for net capital | $ | 489,733 |
| Deductions and/or charges: | | |
| Non-allowable assets | | (191,583) |
| Total deductions and/or charges | | (191,583) |
| Net capital before haircuts on securities | | 298,151 |
| Haircuts on securities | | - |
| Net Capital | $ | 298,151 |
| Aggregate indebtedness: | | |
| Accounts payable and accrued expenses | | 111,451 |
| Total aggregate indebtedness | $ | 111,451 |
| Computation of basic net capital requirement: | | |
| Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness) | $ | 7,430 |
| Net capital in excess of minimum requirement | $ | 290,721 |
| Ratio of aggregate indebtedness to net capital | | 0.37 to 1 |

**Reconciliation of Net Capital Per Computation on Audited**
**Supplemental Information to Amount Reported On Form X-17A-5**

| | | |
|---|---|---|
| Net capital reported on form X-17A-5 | $ | 296,098 |
| Audit adjustment difference | | 2,053 |
| Net capital reported on audited supplemental information | $ | 298,151 |

**PH Partners, LLC**
**Schedule II & Schedule III**
**December 31, 2019**

## Schedule II
## Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule. The Company does not hold funds of securities for, or owe money or securities to, customers.

## Schedule III
## Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule. The Company does not hold maintain possession or control of any customer funds or securities.

BAUER
& COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of pH Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Year Ended December 31, 2019, in which (1) pH Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which pH Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (exemption provisions) and (2) pH Partners, LLC stated that pH Partners, LLC met the identified exemption provisions throughout the most recent fiscal year of December 31, 2019 without exception. pH Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about pH Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

**BAUER & COMPANY, LLC**

*Bauer & Company, LLC*

Austin, Texas
February 28, 2020

PH | PARTNERS

**RE: EXEMPTON REPORT YEAR ENDED DECEMBER 31, 2019**

PH Partners, LLC (the "Company") is responsible for complying with 17 C.F.R. 40.17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. 240.17a-5 and the exemption provisions in 17 C.F.R. 240.15c3-3(k) (the "Exemption Provisions"). Based on this evaluation, we make the following statements to the best knowledge and belief of the Company:

1. The Company identified the following provisions of 17 C.F.R. 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(i).
2. The Company met the identified Exemption Provisions throughout the most recent fiscal year ended December 31, 2019 without exception.

The Company is exempt from the provisions of 17 C.F.F. 240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company does not carry margin accounts and does not hold funds of securities for, or owe money or securities to, customers.

**PH PARTNERS, LLC**

DocuSigned by:
77E5B14EC8F745A...
Benjamin Perkins
President

BAUER
& COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To the Member of pH Partners, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by pH Partners, LLC and the SIPC, solely to assist you and SIPC in evaluating pH Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. pH Partners, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on pH Partners, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of pH Partners, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

**BAUER & COMPANY, LLC**

*Bauer & Company, LLC*

Austin, Texas
February 28, 2020

**SIPC-7**
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7**
(36-REV 12/18)

For the fiscal year ended 12/31/2019
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

pH partners, llc
1636 Mt. Larson Rd.
Austin, Tx 78746

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ben Perkins
415-317-1122

2. A. General Assessment (item 2e from page 2) $3,226

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,385)
07/15/2019
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,841

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $1,841

G. **PAYMENT: √ the box**
**Check mailed to P.O. Box** ☐ **Funds Wired** ☐ **ACH** ☐
**Total (must be same as F above)** $1,841

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

pH partners, llc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Managing Partner
(Title)

Dated the 15 day of January, 20 20.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 1, 2019
and ending DEC 31, 2019

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $2,150,882 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |
| (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | |
| 2d. SIPC Net Operating Revenues | $2,150,882 |
| 2e. General Assessment @ .0015 | $3,226 |
| | (to page 1, line 2.A.) |